

December 17, 2012

Via E-mail
Angel R. Martinez
Chief Executive Officer
Deckers Outdoor Corporation
495-A South Fairview Avenue
Goleta, CA 93117

  Re: Deckers Outdoor Corporation
     Form 10-K for the Year Ended December 31, 2011
     Filed February 29, 2012
     Form 10-Q for the Period Ended September 30, 2012
     Filed November 8, 2012
     File No. 0-22446

Dear Mr. Martinez:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 26

Cash From Operating Activities, page 40

1. We note the discussion of your wholesale accounts receivable turnover. Please show us how you will revise your future filings to more clearly explain how converting some of your European operations from a distributor to a wholesale model has generated higher selling prices and therefore higher accounts receivable balances.

Consolidated Financial Statements, page F-1

(1) The Company and Summary of Significant Accounting Policies, page F-8

Fair Value Measurements, page F-11

2. It is unclear where you provided the disclosures required by ASC 820-10-50-2(c)(1) relating to where the gains or losses on your level three contingent consideration liability are reported in your financial statements. Please advise or show us how you will revise your future filings accordingly.

Net Income per Share Attributable to Deckers Outdoor Corporation Common Stockholders, page F-14

3. We note that you have combined NSUs and RSUs in the table on page F-14. Please confirm that when you performed your computations for diluted earnings per share, you considered the impact of NSUs separate from RSUs and SARs and that each series of potential common shares were considered in sequence from the most dilutive to the least dilutive. Please refer to ASC 260-10-45-18. In future filings, please separately disclose the number of NSUs and RSUs excluded from the computation of diluted earnings per share.

(10) Business Segments, Concentration of Business, and Credit Risk and Significant Customers, page F-30

4. You disclose on page F-31 that gross profit derived from the sales to third parties of the eCommerce and retail stores segments is separated into two components. Based upon these disclosures, it appears that you have some inter-segment transfers of sales and cost of sales during the periods presented. Please show us how you will revise your future filings to disclose any inter-segment activities or explain why such a disclosure would not be applicable. Please refer to ASC 280-10-50-31.

5. Please supplementally quantify for us the amount of cash equivalents you held as of December 31, 2010, 2011 and September 30, 2012. Please also explain to us in detail the nature of your cash equivalents referenced on page F-33. Based upon the description provided in your disclosure, it is unclear how some of these investments would have an original maturity date of three months or less as of the date of your financial statements.

(13) Goodwill and Other Intangible Assets, page F-36

6. Please revise your future filings to specifically quantify the amount of goodwill allocated to each of your reportable segments. Please refer to ASC 350-20-50-1.

Form 10-Q for the Period Ended September 30, 2012

General

7.   Please address the above comments in your interim filings as well.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Net Sales, page 21

8. Your disclosures provide several reasons that you believe led to the $50 million decline in wholesale UGG sales during the three months ended September 30, 2012 compared to the three months ended September 30, 2011. In the interest of transparency to investors, please show us how you will revise your future filings to enhance your disclosures for all periods presented as follows:
   •   Identify the specific areas or countries where you experienced the most significant declines in international sales. Your current disclosures reference only Europe and Asia in general;
   •   Quantify the extent to which fluctuations in your sales are attributable to volume as compared to price changes. You have provided this quantification on a consolidated basis, however, we believe disclosure by brand, distribution channel and geographical area (if available) would provide greater clarity to investors; and
   •   Explain the extent to which you believe trends such as on-demand purchasing and increased carryover inventory levels are expected to continue in future periods. Please also explain any plans you expect to implement to address the financial impact of these trends as well as recessionary conditions in Europe and continued warm weather.

9. You indicate on page 23 that the decrease in income from operations was primarily attributable to higher sheepskin costs and other material costs, as well as the impact of discounted sales in Europe, but you do not disclose the incremental impact. Please also discuss whether you believe these factors are the result of a trend and, if so, whether you expect them to continue and how these trends may impact revenues, income from continuing operations, your available liquidity, or any other factors. As one example, we note that increases in sheepskin costs have impacted your results of operations in prior fiscal year periods, and the future effect of sheepskin costs for your Fall 2013 line is discussed in your earnings release for the third quarter of 2012. Please include similar trend disclosure in future filings. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 28

Cash From Operating Activities, page 29

10. We note that your wholesale accounts receivable turnover has been declining over the past two years from 8.3 times for the twelve months ended December 31, 2010 to 6.1 times in the twelve months ended September 30, 2012. Please show us how you will enhance your MD&A disclosures in future filings to provide a more comprehensive explanation for this trend and explain the extent to which you expect this trend to continue.

Item 4. Controls and Procedures, page 32

11. Please confirm that you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of September 30, 2012 and concluded they were effective as of that date. Your current disclosure makes reference to June 30, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at (202) 551-3442 or Pamela Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief

CC: Tom George, Chief Financial Officer (via E-mail)